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Director, Government Markets

Columbus, Ohio Area

InMail ···

CGI

University of Cincinnati College of Law

See contact info

500+ connections

Experience

Director, Government Markets
CGI
Oct 2012 – Present · 5 yrs 11 mos
Multi-State

Deputy Judge Advocate
Ohio Air National Guard
Mar 2007 – Jun 2013 · 6 yrs 4 mos
Mansfield, Ohio

Of Counsel
Jones Law Offices
2011 – Nov 2012 · 1 yr
Columbus, Ohio

Special Assistant, Director of the Ohio Liquor Control Commission, Deputy Campaign Manager
Governor Ted Strickland
2008 – 2010 · 2 yrs
Columbus, Ohio

Attorney
McTigue Law Group
2007 – 2008 · 1 yr
Columbus, Ohio

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Education

University of Cincinnati College of

University of Cincinnati College of Law
Juris Doctor
1998 – 2001
Activities and Societies: Law Review, Dean's List, Founders' Scholarship



Law Bar Admissions: Ohio, U.S. District Court for the Southern District of Ohio, U.S. Court of Appeals for the Armed Forces

Carnegie Mellon University

Carnegie Mellon University
BS, Major in Industrial Management, Minor in Ethics
1994 – 1998
Activities and Societies: Andrew Carnegie Society Scholar, Dean's List, R. Marshall Brown Student-Athlete Scholarship

Volunteer Experience

Sharon Township Veterans Memorial

Board Member
Sharon Township Veterans Memorial
2012 – 2015 • 3 yrs

Skills & Endorsements

Government · 70
Endorsed by **Jolene M. Molitoris and 16 others who are highly skilled at this**
CGI Endorsed by **2 of John's colleagues at CGI**

Administrative Law · 27
Tom Hall and 26 connections have given endorsements for this skill

Policy Analysis · 26
Christine Emch and 25 connections have given endorsements for this skill

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Recommendations

Received (0) Given (2)

Christa Dimon

Christa Dimon
Principal Assistant Attorney General-Litigation Coordinator at Ohio Attorney General's Office
March 13, 2012, John worked with Christa in different groups

Christa is a skilled manager and thoughtful leader. I have had the opportunity to work with her on a number of issues and am always impressed by her insights and work ethic.

Matt Swellie

Matt Swellie
Director Internal Information Technology at Arcadia Healthcare Solutions
September 21, 2011, John worked with Matt in different groups

Knowledgeable, pleasant to work with and efficient. Matt is the kind of IT professional everyone should have the pleasure of working with in an office environment. Highly recommended.